Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED JANUARY 7, 2026

TO THE PROSPECTUS DATED APRIL 4, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose changes to the Company’s management.

Management Update

The following disclosure updates the “Management” section of the Prospectus and all similar disclosure:

On January 6, 2026, our board of directors appointed Alan Feldman and Anthony Chereso to serve as directors of the Company, effective as of January 6, 2026. Neither Mr. Chereso nor Mr. Feldman was elected pursuant to any arrangement or understanding between himself and any other person. Mr. Feldman qualifies as an independent director of the Company as defined in our charter, and will serve as a member of the audit committee, affiliate transaction committee (as its Chair) and nominating and corporate governance committee of the board. Biographical information regarding Mr. Feldman and Mr. Chereso is provided below.

Mr. Feldman, like the Company’s other independent directors, will participate in our compensation program for independent directors. We pay to each of our independent directors an annual retainer of $100,000, consisting of $75,000 in cash, payable on a quarterly basis, and a $25,000 grant of restricted stock, plus an additional retainer of $15,000 to the chairperson of the audit committee, $8,500 to the chairperson of the affiliate transaction committee and $8,500 to the chairperson of the nominating and corporate governance committee. Each director may elect to receive all or a portion of the amounts otherwise payable in cash in the form of restricted stock. The annual grant of restricted stock is based on the then-current per share transaction price of the Company’s Class I shares at the time of grant. Restricted stock grants generally vest one year from the date of grant. We do not pay our directors additional fees for attending board meetings but do reimburse each of its directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food).

In connection with their appointment as directors, each of Mr. Chereso and Mr. Feldman entered into an indemnification agreement with the Company, effective as of January 6, 2026, consistent with the form of indemnification agreement which is entered into between each director and executive officer of the Company. Pursuant to the terms of the indemnification agreements, the Company will indemnify and advance expenses and costs incurred by each of Mr. Chereso and Mr. Feldman in connection with any claims, suits or proceedings brought against such director as a result of his service. Such indemnification obligation is subject to the limitations set forth in the indemnification agreements and our charter.

Alan Feldman, age 62, currently serves as a senior fellow of the Zell-Lurie Real Estate Center at The Wharton School, University of Pennsylvania, where he has also taught since 2013. Mr. Feldman has served as one of EQT Exeter Real Estate Income Trust, Inc.’s independent directors since June 2023. Mr. Feldman served as the chief executive officer and chairman of the board of directors of Resource REIT from October 2012 to May 2022, and as Resource REIT’s president from September 2020 to May 2022. Resource REIT was a non-traded REIT which was acquired by Blackstone Real Estate Income Trust, Inc. (“BREIT”) in May 2022. At Resource REIT, Mr. Feldman was responsible for overseeing the strategy for the company and its real estate investment strategy. Prior to Resource REIT’s mergers with Resource Real Estate Opportunity REIT, Inc. (“REIT I”) and Resource Apartment REIT III, Inc. (“REIT III”) in January 2021, he was also chief executive officer and chairman of the board of REIT I from June 2009 and REIT III from June 2017. He also served as the president of REIT I and REIT III from September 2020 until the mergers. Mr. Feldman served as a senior vice president of Resource America from August 2002 to September 2020 and as chief executive officer of its wholly owned subsidiary, Resource Real Estate (Resource REIT’s founding sponsor) from May 2004 to September 2020. From 1998 to 2002, Mr. Feldman was a vice president at Lazard Freres & Co., an investment banking firm specializing in real estate matters. From 1992 through 1998, Mr. Feldman was an executive vice president of the Pennsylvania Real Estate Investment Trust and its predecessor, The Rubin Organization. From 1990 to 1992, Mr. Feldman was a director at Strouse, Greenberg & Co., a regional full-service real estate company. From 1986 through 1988, Mr. Feldman was an engineer at Bristol-Myers Squibb Corporation. Mr. Feldman received Bachelor of Science and Master of Science degrees in chemical engineering from Tufts University, and a Master of Business Administration degree from The Wharton School, University of Pennsylvania. The board believes that Mr. Feldman’s experience as a director of numerous other non-traded REITs makes him well qualified to serve as a member of the Company’s board of directors.

Anthony Chereso, age 63, is the chief executive officer and president of The Inland Real Estate Companies, LLC, which is part of The Inland Real Estate Group of Companies, Inc. (“Inland”), a position in which he has served since January 2024. Mr. Chereso joined

Inland in July 2022 as the chief financial officer and has over 30 years of experience in finance, tax, audit, commercial real estate, capital markets and the alternative investment industry.

Mr. Chereso served as one of the Company’s directors from January 2024 to October 2025 and has served on the Board of Managers of the Advisor since August 2023. Mr. Chereso also serves on the boards of directors of numerous Inland entities, including Inland Real Estate Income Trust, Inc. (since November 2025) and its business manager (since May 2025), Inland Real Estate Investment Corporation (since February 2024), Inland Private Capital Corporation (since February 2024), Inland Securities Corporation (since May 2025), and Inland Real Estate Acquisitions, LLC (since February 2023 and as Chairman since January 2025).

Prior to joining Inland, Mr. Chereso worked as president and chief executive officer of the Institute for Portfolio Alternatives from 2015 to 2022. Previously, he was a director at United Development Funding from 2013 to 2015, the president and chief executive officer of FactRight, a third-party independent securities due diligence and research firm, from 2007 to 2013, and has held roles in capital markets at various real estate investment companies. Additionally, he worked in corporate finance, tax, and audit with Verizon Communications (formerly GTE) from 1985 to 2000. Mr. Chereso is a graduate of the DePaul University School of Business. The board believes that Mr. Chereso’s extensive experience in finance, tax, audit, commercial real estate, capital markets, the alternative investment industry and natural leadership ability make him well qualified to serve as a member of the Company’s board of directors.

Also effective January 6, 2026, Mr. Kiferbaum no longer serves as an officer of the Company.